SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 8-A


        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                         COLONIAL GAS COMPANY
        (Exact name of registrant as specified in its charter)


     Massachusetts                            04-1558100
(State of incorporation                     (I.R.S. Employer
 or organization)                          Identification No.)


   40 Market Street, Lowell, Massachusetts          01852
 (Address of principal executive offices)          (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                      Name of each Exchange on
to be so registered                      which each class is to be
					                                    registered

Common Stock, $3.33 par value            New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:


                              None
                        (Title of Class)




Item  1.    Description  of Registrant's  Securities  to  be
       	    Registered.

General

      The Company's authorized capital stock consists of (i) 15,000,000 shares of Common Stock, $3.33 par value (the "Common Stock"), of which 8,614,986 shares were outstanding on August 14, 1997 and 210,619 shares were reserved for issuance pursuant to the Company's Dividend Reinvestment and Common Stock Purchase Plan and 401(k) Employee Savings Plan, and (ii) two classes of preferred stock (the "Preferred Stock"), consisting of 547,559 shares of Class A Preferred Stock, $25.00 par value, 100,000 of which have been designated as Series A-1 Junior Participating Preferred
Stock and reserved for issuance under the Company's Shareholder Rights Plan described below (the "Shareholder Rights Plan"), and 370,000 shares of Class B Preferred Stock, $1.00 par value. There are presently no shares of Preferred Stock outstanding. The Company is filing this Form 8-A in connection with the registration of its Common Stock on the New York Stock Exchange.

Common Stock

      Each stockholder of record is entitled to one vote for each outstanding share of Common Stock owned by him or her on every matter properly submitted to the stockholders for their vote. Subject to the preferences that may be applicable to any then outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as are declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock have the right to a ratable portion of assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have neither preemptive rights nor rights to convert their Common Stock into any other securities. Holders of Common Stock are not subject to future calls or assessments by the Company, and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Issuance of Preferred Stock.

      The Board of Directors is authorized, without further action by the stockholders, to issue shares of Preferred Stock. Issuances of Preferred Stock, as with issuances of any class of the Company's capital stock, require the approval under Massachusetts law of the Massachusetts Department of Public Utilities ("DPU"). Subject to such approval, the Board may issue shares of Preferred Stock in one or more series and is authorized to fix the powers, preferences, rights and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. Although this authority to issue Preferred Stock may provide flexibility in connection with possible corporate transactions, the issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and restrict their rights to receive payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

Anti-Takeover Provisions

      The Company's corporate charter (Restated Articles of Organization dated April 20, 1989, as amended to date) and its By-laws, along with the Shareholders Rights Plan and the General Laws of Massachusetts, each contain provisions that could discourage potential takeover attempts and changes in corporate structure and management. The Company's charter, in addition to authorizing the Board to issue shares of Preferred Stock, also classifies the Board of Directors into three classes with staggered three-year terms. The Company's charter also requires an 80% stockholder vote for
(i) the approval of certain business combinations not approved by the Board of Directors, (ii) the removal of any Director without cause, and (iii) the approval of certain amendments to the charter. The Company's By-Laws provide that nominations for Directors may not be made by stockholders at any meeting unless the stockholder intending to make a nomination notifies the Company of its intention a specified period in advance and furnishes certain required information. The Company's By-Laws also provide that special meetings of the Company's stockholders may be called only by the Chairman of the Board, the President, a Vice President or by the Directors, and shall be called by the Clerk, or by any other officer, upon written application of one or more stockholders who hold at least 40% in interest of the capital stock entitled to vote thereat.

      The Shareholder Rights Plan may have certain anti-takeover effects. The Company's Board of Directors adopted the Shareholder Rights Plan in 1993. Under the Shareholder Rights Plan, each outstanding share of the Company's Common Stock additionally represents a right to purchase one-hundredth of one share of Series A-1 Junior Participating Preferred Stock (a "Right"). Under certain circumstances, these Rights may trade separately from the Company's Common Stock and accordingly, the Company is concurrently with the filing of this Form 8-A filing a separate Form 8-A covering the Rights. The terms of the Rights Plan provide that the
Rights will become exercisable, subject to required DPU approval, upon the earlier of the tenth day after the public announcement that any person or group has acquired 20% or more of the Company's outstanding Common Stock or the tenth business day after any person or group commences a tender or exchange offer which would, if completed, result in the offeror owning 20% or more of the Company's outstanding
Common Stock. The Rights may generally be redeemed by action of the Board of Directors at $0.01 per Right at any time prior to the tenth day following the public announcement that any person or group has acquired 20% or more of the outstanding Common Stock of the Company. The Rights expire on December 1, 2003. In certain circumstances, the Rights allow the Company's stockholders to purchase the number of shares of the Company's Common Stock having a market value at the time of the transaction equal to twice the exercise price of the Rights; in certain other circumstances, the stockholders would be able to acquire that number of shares of the acquiror's common stock having a market value, at the time of the transaction, equal to twice the exercise price of the Rights. The description and terms of the Rights are set forth in the Rights Agreement dated as of December 1, 1993 between the Company and BankBoston, N.A. (f/k/a The First National Bank of Boston), which Agreement was as an exhibit to the Company's Form 8-A filed on November 20, 1993 and is incorporated herein by reference. The foregoing description of the
Rights is qualified in its entirety by reference to such Rights Agreement and the exhibits thereto.

      The Company is subject to the provisions of Chapter 110F of the Massachusetts Business Corporation Law, an anti-takeover law (the "Business Combination Law"). In certain circumstances, the Business Combination Law prevents Massachusetts corporations subject to the law from engaging in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "Interested Stockholder" (a stockholder who owns 5% or more (or in some cases, 15% or more) of the corporation's outstanding voting stock) for three years following the date on which such stockholder became an "Interested Stockholder", unless the transaction is approved by the Board of Directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the Interested Stockholder). The statutory ban on these "business combinations" does not apply if (i) prior to the date the person or entity became an Interested Stockholder, the Board of Directors approved the business combination or the transaction by which the person or entity became an Interested Stockholder, or (ii) upon consummation of the transaction in which the person or entity becomes an Interested Stockholder, the person or entity owns at least 90% of the outstanding voting stock of the corporation (excluding shares held by persons who are both Directors and officers or by certain employee stock plans).

      The foregoing provisions of the Company's charter, By-laws, Shareholder Rights Plan and Massachusetts law could have the effect of discouraging third party tender offers or other attempts to obtain control of the Company without the party first negotiating with the Company's Board of Directors, which can then take into account the interests of the Company and its stockholders in evaluating the party's proposal.

Transfer Agent and Registrar

      The transfer agent and registrar for the Common Stock is BankBoston, N.A.


Item 2.   Exhibits.

      1. All exhibits required by Instruction II to Item 2 of Form 8-A have been supplied to the New York Stock
Exchange.
                           SIGNATURE


      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                    COLONIAL GAS COMPANY


Dated: September 11, 1997         By:s/Nickolas Stavropoulos
                                       Executive Vice President
                                       -Finance, Marketing and Chief
                            				       Financial Officer